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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a message to HP employees from Susan D. Bowick, HP's Vice President and Director, Corporate Human Resources, discussing the Merger. The message is posted on HP's internal web site.

A STRONG NEW CULTURE

BOWICK DISCUSSES WORK UNDER WAY FOR THE NEW HP

SUSAN BOWICK DISCUSSED THE CHALLENGES OF CULTURAL INTEGRATION WITH EMPLOYEES

It was standing-room-only in the Palo Alto, California auditorium as employees gathered November 28 to hear Susan Bowick, vice president of human resources, discuss the work being done around culture for the new HP. Susan spent part of the session outlining HP and Compaq's cultural integration planning, which she defined as "the process of merging distinct cultures, values, norms, leadership and people practices." In the latter part of the session, Susan answered questions from the audience.

From the beginning, Susan acknowledged the personal pull that the topic has for people, evident by the more than 200 people filling the room. Culture is "really at the heart of a lot of the changes, uncertainties and the possibilities that we have going forward," she said.

She used the metaphor of an iceberg to illustrate the huge challenge of integrating two companies' cultures: Above the iceberg are the "tangible" things that tend to receive the majority of the attention, issues such as product roadmaps, fiscal year and financial systems. Below the waterline, however, lies the "much bigger piece," Susan said, of which culture is a part.

This vast area revolves around issues such as how decisions are made, what behaviors are the norm, what people are valued for, how the governance structure will be set up and how a company moves through tough, uncertain times.

"Unless this piece is consciously managed and integrated into everything you do, it can be where the Titanic would run into it," said Susan.


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HONORING THE PAST

In developing a "strong new culture," the new HP intends to honor and build on the past, but secure the future, stated Susan. This culture must:

    o  be clearly defined and broadly understood;

    o  reflect the business strategy and brand;

    o support best-in-class performance with customers, partners, shareowners and employees;

    o  produce alignment, commitment and excitement;

    o  establish a competitive advantage; and

    o  be reflected in the communications and actions of core leaders.

Each employee in HP and Compaq plays an important part in the culture, added Susan.

She has held two coffee talks with Compaq employees, she told the audience, and each time they wanted to know what the new company's culture would be like.

There are "certain stakes in the ground that I can tell you will not change in the new company," said Susan, "because Carly and I, as well as management teams in both companies, feel very strongly about them."

When the Executive Council for the combined company met, they brainstormed the values they wanted to be part of the new HP, Susan continued. These values mapped closely to the historical values associated with the HP Way. These constants centered around such principles as trust and respect, achievement, integrity, teamwork, innovation and an inclusive work environment. Next month, the new EC will continue to develop the values, which they will then link to practices related to employees, shareowners, customers and partners, she said.

As part of the work being done to understand HP and Compaq's cultural attributes, more than 130 focus groups have been conducted with employees and managers across the world, she said. In addition, interviews with the companies' senior leaders are about "three-fourths complete." The cultural integration team -- co-led by HP's Ann Murray Allen and Compaq's Ryan Robinson -- is also looking at a broader-based, Web survey tool for the portal.

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COMPAQ CULTURE

In response to an employee question about Compaq's culture, Susan described it as "candid" and "results-oriented" and an "amalgamation of people from many different backgrounds and companies."

Like HP, she said, Compaq is a mix of multiple subcultures. A veteran of the Tandem and DEC acquisitions, Compaq brings a lot of knowledge around "what worked and what didn't" in those integrations, she added.

How, one employee asked, does she reconcile a "safe environment and respecting people" with approximately 15,000 layoffs expected after the merger closes?

Acknowledging that she has "wrestled long and hard" with the issue, Susan said that the company will not be successful if it cannot continue to make "the right business decisions using a tough head but implementing them with a warm heart." She reminded the audience that the layoffs will be implemented over a two-year period after the close date. One of HP's goals will be to handle the reductions with as much sensitivity as possible, she stressed.

Another employee asked how she thought the management style might change in the new HP. Prefacing her remarks with "this is speculation at this point," Susan said that Compaq has more sharply defined lines of accountability, while HP tends to have team accountability.

"I think we'll end up with more of a balanced scorecard, or blended approach," she said, with more of a structure around governance, goals and metrics. HP will bring its "globalness" to how teams operate, she said, pointing out that Compaq's teams tend to be more site-based than HP's global, far-flung work groups.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Compaq transaction or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Compaq transaction or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Compaq transaction or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Compaq transaction or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

     On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

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